PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

[****] Indicates that certain information has been omitted and submitted separately to the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Date: March 5, 2015

Cecilia D. Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

Re:

Koninklijke Philips N.V.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed February 25, 2014

File No. 1-05146-01

Response letter filed January 30, 2015

Dear Ms. Blye:

Thank you for your letter dated February 11, 2015 responding to our letter of January 30, 2015 relating to the Form 20-F for the fiscal year ended December 31, 2013 of Koninklijke Philips N.V. (“Philips” or the “Company”). Philips’ response to the comment in your letter is set forth below. To facilitate your review, we have included the comment in italicized text and have provided Philips’ response immediately following.

Comment:

You state in your response to comment 1 in our letter dated December 15, 2014 that you have requested information from associates regarding sales to Syria, Sudan and Cuba, and that you will advise us of any relevant responses. Please note that we may have further comment upon receipt of this information.

Response:

As noted in our response dated January 30, 2015, we define associates as entities over which the Philips group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. We further noted that we had identified the 10 largest associates based on Philips’ investment value (the smallest of which was approximately 6 million Euros) and we had requested information from them regarding their sales to Cuba, Sudan and Syria.

We have received responses from all ten associates. Of these ten associates, eight have reported to us that they had no sales to any of these countries during the relevant periods. The other two associates have reported only sales to Syria, which consisted of sales of compact fluorescent lamps, energy saving lamps and DVD R/WRITERS in an aggregate amount of approximately $[****] million in 2011, 2012, 2013 and 2014.

PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Date: March 5, 2015

Request

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of the Company is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of the Company and therefore is not submitted on a confidential basis.

Please direct any questions or comments regarding the enclosed material to the undersigned at (011) (31) 205977232. We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,

/s/ Marnix van Ginneken
Marnix van Ginneken
Chief Legal Officer

Cc:	Amanda Ravitz
Assistant Director
Division of Corporation Finance

Jennifer Hardy
Special Counsel
Office of Global Security Risk